Exhibit 1.9

chinadotcom reports record 2004 revenues of US$182.7 million, up 135% year-on-year

Executive Chairman assumes CEO position,
enterprise software divisions see continued growth,
investments planned to grow existing businesses

Q4 2004-on-Q3 2004 US GAAP

•	Total revenue rose 13% to US$54.2 million from US$48.0 million in Q3 2004

•	Gross profit increased 22% to US$32.3 million from US$26.4 million in Q3 2004

•	Gross margin was 60%, increasing from 55% in Q3 2003

•	Operating income was US$0.6 million compared to operating loss of US$6.9 million in Q3 2004

•	Income before taxes was US$1.8 million compared to a loss of US$5.7 million in Q3 2004

•	Net loss was US$8.0 million compared to a net loss of US$6.2 million in Q3 2004 due principally to a tax expense of US$9.0 million, US$7.4 million of which is non-cash and primarily related to acquisition accounting for Pivotal Corporation (“Pivotal”) and Ross Systems, Inc. (“Ross”)

Q4 2004-on-Q3 2004 Non-GAAP*

•	Non-GAAP net income was US$3.6 million compared to Non-GAAP net income of US$2.8 million in Q3 2004

•	Non-GAAP earnings per share was 3.3 US cents compared to 2.7 US cents in Q3 2004

•	Non-GAAP net income excludes certain non-recurring or non-cash expenses including (i) amortization of purchased intangibles related to the acquisition of subsidiaries, (ii) restructuring charges and (iii) adjustments which relate to tax impact of acquisitions

Full Year-on-Year US GAAP

•	Total revenue rose 135% to US$182.7 million from US$77.9 million in 2003

•	Gross profit increased 165% to US$103.5 million from US$39.0 million in 2003

•	Gross margin was 57%, increasing from 50% in 2003

•	Operating loss was US$6.5 million compared to operating income of US$235,000 in 2003

•	Income before taxes was US$348,000 compared to US$16.6 million in 2003

•	Net loss was US$10.6 million compared to net income of US$15.5 million in 2003

[Hong Kong, March 9, 2005] chinadotcom corporation (NASDAQ: CHINA; www.corp.china.com) today announced its unaudited financial results for the fourth quarter and full year of 2004 under US GAAP.

Fourth Quarter 2004

The company reported revenues of US$54.2 million for Q4 2004, an increase of 13% from US$48.0 million in Q3 2004. Fourth quarter 2004 gross profit was US$32.3 million, up 22% from US$26.4 million in Q3 2004. Fourth quarter gross margin was 60% compared to 55% in Q3 2004. Fourth quarter 2004 operating income was US$0.6 million compared to an operating loss of US$6.9 million in Q3 2004. Fourth quarter 2004 income before taxes was US$1.8 million compared to a loss before taxes of US$5.7 million in Q3 2004. Fourth quarter 2004 net loss was US$8.0 million compared to a net loss of US$6.2 million in Q3 2004. Fourth quarter 2004 basic loss per share was 7.2 US cents compared to a basic loss per share of 5.8 US cents for Q3 2004.

On a non-GAAP basis, fourth quarter 2004 net income was US$3.6 million compared to net income of US$2.8 million in Q3 2004. Fourth quarter 2004 non-GAAP basic earnings per share was 3.3 US cents compared to a non-GAAP basic earnings per share of 2.7 US cents in Q3 2004

Full Year 2004

The company reported revenues of US$182.7 million for the full year 2004, an increase of 135% from US$77.9 million in 2003. Full year 2004 gross profit was US$103.5 million, up 165% from US$39.0 million in 2003. Full year gross margin was 57% compared to 50% in 2003. Full year 2004 operating loss was US$6.5 million compared to a 2003 net income of US$235,000. Full year 2004 income before taxes was US$348,000 compared to US$16.6 million in 2003. Full year 2004 net loss was US$10.6 million compared to net income of US$15.5 million in 2003. Full year 2004 basic loss per share was 10.0 US cents compared to a basic earnings per share of 15.4 US cents for 2003.

As of December 31, 2004, the company had approximately 110.8 million common shares outstanding and held US$ 230 million in non-GAAP net cash and cash equivalents on its balance sheet.

Reconciliation from GAAP results to non-GAAP results:	Q3 2004	Q4 2004

(amount in thousands of US dollars, except per share data)

GAAP net income/(loss)	(6,152)	(8,025)

Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	916	591

Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,451	2,325

Add back stock compensation expenses related to the acquisition of subsidiaries	518	462

Add back legal and professional expenses on stock offering	1,344	—

Add back restructuring expenses	3,083	305

Add back deferred tax impact related to acquisition of subsidiaries	(734)	7,386

Add back impairment of available for sale securities	416	574

Non-GAAP net income	2,842	3,618

Non-GAAP basic earnings per share	0.027	0.033

The majority of the non-GAAP reconciliation items set forth above are non-cash and relate to the accounting for the acquisitions of Pivotal and Ross.

* All references to Non-GAAP in the results highlights herein should be read in conjunction with the description of Non-GAAP Measures later in this press release and the more detailed financial statements included at the end of this release

Recent Highlights

•	Pivotal, the company’s Customer Relationship Management (“CRM”) software unit, acquired in Q1 2004, continued its third successive strong quarter. The unit’s revenue contribution was US$15.9 million for the quarter. In addition to holding 3 well-attended customer conferences during this quarter in Chicago, San Francisco and Paris, the CRM unit won “Best in Show” at the Healthcare IT Summit and the CRM Select Excellence Award from Info-Tech Research Group.

•	Ross, the company’s Enterprise Resource Planning (“ERP”) software unit, contributed US$13.2 million for the quarter and added a number of new customers including key wins in the UK, Spain and Poland. The unit launched iRennaissance 5.9, which included the integration of the iRennaissance CRM product powered by Pivotal and introduced iRennaissance Supply Chain Management (“SCM”), its first product release out of its Shanghai-based development team. The unit also launched a new line of sales analysis tools. In addition to cross-selling the Pivotal powered CRM product to 10 current customers, the unit consummated the first co-sale of an IMI-based SCM warehousing product.

•	IMI, the company’s SCM software unit, achieved operating earnings in the quarter and added a number of product support and management features to its products.

•	CDC Software Asia, which sells and markets the company’s enterprise software products, including those from Pivotal and Ross, in the Asia Pacific region, launched a new version of the company’s business analytics tool, Executive Suite. The unit began to build its sales and marketing infrastructure in Japan, further expanded its sales capability in China and achieved CMM Level 4 certification for its Shanghai-based software development center.

•	The china.com portal, named the exclusive online partner of The 10th National Games of the People’s Republic of China, launched a one year count-down clock and the commercial website for The Games (http://titan.china.com).

•	The operating environment for mobile value added services (“MVAS”) in China was harsh during the second half of 2004 as a result of sanctions and new restrictions imposed by the regulator and mobile operators. As a consequence, the company’s fourth quarter MVAS revenues declined. The MVAS units allocated more resources toward 2.5G services, such as Wireless Application Protocol (“WAP”) and MMS.

Dr. Raymond Ch’ien, the company’s Executive Chairman and newly appointed CEO, says, “2004 marked a year of positive change and transformation for chinadotcom. We acquired two enterprise software companies and added a mobile value added service provider. These investments have significantly extended our global reach and broadened the products and services we offer. Entering 2005, the company has a strengthened management team; a broad set of first class mid-enterprise software products for the international market; in China, a portal that is being repositioned with superior special interest content; and large market potential in mobile value added services driven by 2.5G network-based products.”

2005 – Investing for Sustained Growth

The company’s key 2005 investment plans include:

•	Acceleration of research & development programs for enterprise software products

•	Addition of selected vertical market offerings for the company’s enterprise software products

•	Expansion of the sales and marketing network for enterprise software in the Asia Pacific region

•	Development of innovative products and services for the existing 2.5G mobile networks and the proposed 3G mobile networks in China

•	Development of specialized content, cultivating strategic partnerships and sponsoring key events for the china.com portal

Dr. Ch’ien continues, “Our goal is to enhance competitiveness during 2005. The investments we make this year will help us achieve an improved and sustainable financial performance in 2006 and beyond.”

Other Developments

The board of directors has accepted the resignation of CEO Peter Yip who has been on an extended leave of absence. Mr. Yip will remain on the board as Vice Chairman. Executive Chairman Raymond Ch’ien has been appointed CEO by the board of directors.

Dr. Ch’ien comments, “On behalf of my board colleagues, I would like to express our appreciation for Peter’s indelible contributions as founding CEO. Under his visionary and untiring leadership, the company developed from a concept to a burgeoning enterprise with over 1,800 employees spread over four continents with the potential of gaining preeminence in the fields of new media in China and specialist enterprise software internationally.”

Non-GAAP Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles (“GAAP”), the company uses non-GAAP financial measures for net income and other line items, which are adjusted from results based on GAAP. These non-GAAP measures are provided to enhance the user’s overall understanding of the company’s current financial performance and its prospects for the future. The company believes the non-GAAP results provide useful information to both management and investors.

In particular, the adjusted presentation may be useful for investors to assess the impact of recent acquisitions. Although the company continues to report US GAAP results to investors, the company believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP measures. The non-GAAP financial measures included in this press release have been reconciled to the nearest GAAP measures.

Unaudited and Preliminary Financial Information

The financial information included in this press release is unaudited and preliminary. At this time, the company’s independent auditor, Ernst & Young, has not completed its audit of the company’s consolidated financial statements and related notes. The financial information included herein is subject to adjustment pending the completion of such audit. Adjustments to such financial statements and information may be identified when the audit work is completed, which could result in significant differences between the company’s audited consolidated financial statements and the preliminary unaudited financial information set forth in this press release and prior press releases as related to the company’s 2004 financial information. The audited consolidated financial statements and related notes will be included in the company’s Annual Report on Form 20-F for the year ended December 31, 2004.

Conference Call

chinadotcom will hold a conference call to review its fourth quarter 2004 results at 8:00 am EDT on Wednesday, March 9, 2005 (9:00 pm on March 9, Hong Kong time). Investors can call:

USA and CANADA Toll Free Number:	+1-877-692-2592
US Toll Number:	+1-973-582-2700
UK Toll Free Number:	0800-0689199
AUSTRALIA Toll Free Number:	1800-003163
CHINA Toll Free Number:	10800-1300432
HONG KONG Toll Number:	800-903265

The passcode is Q4 China and the call leader is Raymond Ch’ien. Alternatively the conference call can be heard via the Internet at

http://www.talkpoint.com/viewer/starthere.asp?Pres=109232

Instant Replay

For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com under INVESTOR RELATIONS or via Instant Replay by calling US Toll Number: 973-341-3080, US and CANADA Toll Free Number: 877-519-4471, or UK Toll Free Number: 08001693875. The passcode for the Instant Replay is 5283649.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,800 employees with operations in 14 countries. For more information about chinadotcom corporation, please visit the website www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statement relating to the Company’s plan for its enterprise software business to accelerate research and development, add selected vertical market offerings and expand the sales and marketing network in the Asia Pacific region, for its mobile services and applications business to develop innovative products and services for 2.5G and 3G mobile networks in China, and for its portal business to develop specialized content, cultivate strategic partnerships and sponsor key events. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; (d) the effects of restructurings and rationalization of operations; (e) the ability to recruit and retain qualified, experienced employees; (f) the demand for the company’s software products; (g) the relationship between the company’s software business units and their partner network and the ability of these partners to effectively sell the company’s software products; (h) the risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of software, existence of error and defects in software products and size and timing of license transactions; (i) the ability to manage regulatory and litigation risks; (j) the ability to address technological changes and developments including the development and enhancement of products; (k) the entry of new competitors and their technological advances; and (l) the company’s reliance on mobile operators in China to provide MVAS and the migration by China Mobile of MVAS products onto the MISC platform and the effect of such migration on the company’s MVAS revenues. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by chinadotcom corporation in its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Jane Cheng, Associate Director, Public Relations	Craig Celek, VP Investor Relations
Tel: (852) 2961 2750	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
e-mail: jane.cheng@hk.china.com	e-mail: craig.celek@hk.china.com

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Year Ended	Year Ended
	December 31,	December 31,
	2003	2004
	(unaudited)*	(unaudited)*
Revenues
Software	12,891	107,879
Business services	37,242	39,391
Mobile services and applications	16,876	23,694
Advertising and marketing activities	8,841	11,709
Other income	2,001	10

	77,851	182,683

Cost of revenues
Software	(6,960)	(43,240)
Business services	(24,469)	(26,750)
Mobile services and applications	(2,247)	(4,597)
Advertising and marketing activities	(4,312)	(4,645)
Other income	(889)	—

	(38,877)	(79,232)

Gross profit	38,974	103,451
Gross margin %	50%	57%

Selling, general and administrative expenses	(31,785)	(80,419)
Research and development expenses	—	(13,825)
Depreciation and amortization expenses	(6,954)	(12,276)
Restructuring expenses	—	(3,387)

	(38,739)	(109,907)

Operating income/(loss)	235	(6,456)

Interest income	13,412	9,653
Interest expense	(1,070)	(1,895)
Gain on disposal of available-for-sale securities	4,599	167
Impairment of available-for-sale securities	—	(1,362)
Gain/(loss) on disposal of subsidiaries and investments	(1,263)	549
Other non-operating gains	934	—
Other non-operating losses	(148)	—
Share of losses in equity investees	(124)	(308)

Income before income taxes	16,575	348

Income taxes benefits/(expenses)	598	(7,541)

Income/(loss) before minority interests	17,173	(7,193)

Minority interests in income of consolidated subsidiaries	(2,257)	(2,227)

Income/(loss) from continuing operations	14,916	(9,420)

Discontinued operations
Loss from operations	(1,519)	(190)
Income/(loss) from disposals	2,127	(950)

Net income/(loss)	15,524	(10,560)

Basic earnings/(losses) per share	0.154	(0.100)

Diluted earnings/(losses) per share	0.150	(0.100)

Weighted average no. of shares	100,532,594	105,898,392
Diluted no. of shares	103,199,421	105,898,392

* Adjusted for discontinued operations

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter Ended	Quarter Ended
	September 30,	December 31,
	2004	2004
	(unaudited)*	(unaudited)*
Revenues
Software	28,438	38,491
Business services	9,727	9,352
Mobile services and applications	6,822	2,826
Advertising and marketing activities	3,019	3,554
Other income	—	—

	48,006	54,223

Cost of revenues
Software	(11,759)	(14,255)
Business services	(6,939)	(6,185)
Mobile services and applications	(1,775)	(119)
Advertising and marketing activities	(1,169)	(1,373)
Other income	—	—

	(21,642)	(21,932)

Gross profit	26,364	32,291
Gross margin %	55%	60%

Selling, general and administrative expenses	(22,591)	(23,313)
Research and development expenses	(3,934)	(4,668)
Depreciation and amortization expenses	(3,700)	(3,447)
Restructuring expenses	(3,083)	(305)

	(33,308)	(31,733)

Operating income/(loss)	(6,944)	558

Interest income	2,579	1,871
Interest expense	(650)	(360)
Loss on disposal of available-for-sale securities	—	(179)
Impairment of available-for-sale securities	(416)	(574)
Gain/(loss) on disposal of subsidiaries and investments	(270)	796
Share of losses in equity investees	—	(313)

Income/(loss) before income taxes	(5,701)	1,799

Income taxes benefits/(expenses)	685	(8,962)

Losses before minority interests	(5,016)	(7,163)

Minority interests in income of consolidated subsidiaries	(791)	(149)

Losses from continuing operations	(5,807)	(7,312)

Discontinued operations
Loss from operations	(7)	(48)
Loss from disposals	(338)	(665)

Net losses	(6,152)	(8,025)

Basic losses per share	(0.058)	(0.072)

Diluted losses per share	(0.058)	(0.072)

Weighted average no. of shares	105,890,819	110,781,552
Diluted no. of shares	105,890,819	110,781,552

Reconciliation from GAAP results to non-GAAP results:

GAAP net loss	(6,152)	(8,025)

Add back revenue impact of deferred maintenance revenue write down related to the acquisition of subsidiaries	916	591
Add back amortization of purchased intangibles related to the acquisition of subsidiaries	3,451	2,325
Add back stock compensation expenses related to the acquisition of subsidiaries	518	462
Add back legal and professional expenses on stock offering	1,344	—
Add back restructuring expenses	3,083	305
Add back deferred tax impact related to acquisition of subsidiaries	(734)	7,386
Add back impairment of available for sale securities	416	574

Non-GAAP net income	2,842	3,618

Non-GAAP Basic earnings per share	0.027	0.033

Weighted average no. of shares -Non-GAAP	105,890,819	110,781,552

* Adjusted for discontinued operations